UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549




                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No.         )*



                           RJR NABISCO HOLDINGS CORP.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   74960K 876
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                 114 West 47th Street, New York, New York 10036
                                 (212) 626-0888
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                February 28, 1996
             (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with the statement.   (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 74960K 876                                        Page  of 18 Pages


1      NAME OF REPORTING PERSON
             High River Limited Partnership

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) //
                                                                      (b) /X/

3      SEC USE ONLY

4      SOURCE OF FUNDS*
             WC,OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      //

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7     SOLE VOTING POWER
                    10,092,300

       8     SHARED VOTING POWER
                    0

       9     SOLE DISPOSITIVE POWER
                    10,092,300

       10    SHARED DISPOSITIVE POWER
                    0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             10,092,300

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             /X/

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.7%

14     TYPE OF REPORTING PERSON*
             PN
                                          SCHEDULE 13D

CUSIP No. 74960K 876                                       Page  of 18 Pages


1      NAME OF REPORTING PERSON
             Riverdale Investors Corp., Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) //
                                                                 (b) /X/

3      SEC USE ONLY

4      SOURCE OF FUNDS*
             WC,AF,OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         //

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7     SOLE VOTING POWER
                    533,500

       8     SHARED VOTING POWER
                    10,092,300

       9     SOLE DISPOSITIVE POWER
                    533,500
       10    SHARED DISPOSITIVE POWER
                    10,092,300

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             10,625,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             /X/

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.9%

14     TYPE OF REPORTING PERSON*
             CO
                                          SCHEDULE 13D

CUSIP No. 74960K 876                                        Page  of 18 Pages


1      NAME OF REPORTING PERSON
             Barberry Corp.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) //
                                                               (b) /X/

3      SEC USE ONLY

4      SOURCE OF FUNDS*
             WC,OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        //

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7     SOLE VOTING POWER
                    140,000

       8     SHARED VOTING POWER
                    0

       9     SOLE DISPOSITIVE POWER
                    140,000

       10    SHARED DISPOSITIVE POWER
                    0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             140,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             /X/

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             less than one tenth (1/10) of one percent.

14     TYPE OF REPORTING PERSON*
             CO
                                 SCHEDULE 13D

CUSIP No. 74960K 876                                   Page  of 18 Pages


1      NAME OF REPORTING PERSON
             Carl C. Icahn

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) //
                                                         (b) /X/

3      SEC USE ONLY

4      SOURCE OF FUNDS*
             AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         //

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7     SOLE VOTING POWER
                    0

       8     SHARED VOTING POWER
                    10,765,800

       9     SOLE DISPOSITIVE POWER
                    0

       10    SHARED DISPOSITIVE POWER
                    10,765,800

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             10,765,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             /X/

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.9%

14     TYPE OF REPORTING PERSON*
             1N

                                  SCHEDULE 13D


Item 1.  Security and Issuer

             This Schedule 13D relates to the common stock, par value $0.01 per share ("Shares"), of RJR Nabisco Holdings Corp., a Delaware corporation (the "Issuer" or "RJR Nabisco"). The address of the principal executive offices of the Issuer is 1301 Avenue of the Americas, New York, New York 10019


Item 2.  Identity and Background

             The persons filing this statement are High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp. Inc., a Delaware corporation ("Riverdale"), Barberry Corp., a Delaware corporation ("Barberry) and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 114 West 47th Street, New York, New York 10036.

             Riverdale is the general partner of High River. Riverdale is wholly owned by Carl C. Icahn. Barberry is wholly owned by Carl C. Icahn.

             Registrants and the Brooke Entities (as defined in Item 5), may be deemed to be a "group" with the meaning of Section 13(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

             High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Barberry is primarily engaged in the business of investing in securities. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

             The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Riverdale and Barberry is set forth in Schedule A attached hereto.

             Carl C. Icahn is the sole stockholder and director of Riverdale and Barberry. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

             Neither High River, Riverdale, Barberry, Mr. Icahn, nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

             The aggregate purchase price of the 10,765,800 Shares purchased by the Registrants, as set forth in the following paragraphs, was $336,043,265.50 (including commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants and funds borrowed pursuant to margin accounts. A copy of all forms of margin agreements pertinent to this filing on Schedule 13D is attached hereto as Exhibit 2, and incorporated herein by reference.

       On September 21, 1995, Barberry Corp. purchased 140,000 shares for an aggregate purchase price of $3,917,060 (including commissions). Such shares were purchased with Barberry's working capital and funds borrowed by Barberry in its margin account with Smith Barney Inc. ("Smith Barney").

             Between July 21, 1995 and August 22, 1995, Riverdale purchased 533,500 Shares for an aggregate purchase price of $14,600,935.30
(including commissions). Such Shares were purchased with Riverdale's working capital and the funds Riverdale borrowed pursuant to a margin account in the regular course of business with Smith Barney.

             Between July 24, 1995 and March 11, 1996, High River purchased 10,092,300 Shares for an aggregate purchase price of $317,525,270.12 (including commissions). Such Shares were purchased with general working capital of High River and funds borrowed pursuant to margin accounts with Lehman Brothers ("Lehman"), Smith Barney and Reynders Grey ("Reynders"). Margin accounts with Reynders Grey clear through Wagner Stott Clearing Corp. ("Wagner Stott"), National Financial Services Corporation ("NFSC") and Spear Leeds Kellogg ("Spear Leeds").

             In addition, 2,951,000 of the Shares acquired by High River were loaned by High River to Tortoise Corp. on December 21, 1995 and used by Tortoise to further secure borrowings by Tortoise to Internationale Nederlanden Capital Corporation ("ING"), which borrowings are secured by the securities of any number of issuers.

Item 4.      Purpose of Transaction

             Registrants acquired Shares because of their belief that the market price of the Shares does not reflect their inherent value, especially if the Issuer spins off its holdings of Nabisco securities. Registrants believe that the apparent success of the Brooke Entities (as defined more fully in Item 5, the "Brooke Entities") in the consent solicitation enhances the likelihood of the election of the ten nominees of Brooke (the "Brooke Nominees") to the Board of Directors of the Issuer which, in turn, enhances the likelihood of the spinoff.

             Registrants are parties with Brooke Group Ltd. ("Brooke Group") and BGLS Inc., ("BGLS") to the High River Agreement (the "High River Agreement") and are parties with the New Valley Corporation ("New Valley") and ALKI Corp. ("ALKI") to the New Valley Agreement (the "New Valley Agreement"). The High River Agreement and the New Valley Agreement, (the "Agreements") which are described more fully in Item 6 of this 13D, relate to, among other things, (1) the parties' acquisition of not less than a specified number of Shares, (2) the parties' agreement not to sell Shares prior to specified dates, (3) the parties' agreement not to enter into certain transactions with respect to the Shares or with the Issuer and (4) Registrants' support of the Brooke Entities' solicitation of consents from the Issuer's stockholders to stockholder action without a meeting and the Brooke Entities' solicitation of proxies from the Issuer's stockholders. The descriptions of the Agreements in this Item 4 and in Item 6 of this Schedule 13D are qualified in their entirety by the Agreements themselves which are appended hereto as Exhibits 3 and 4.

             On or about March 4, 1996, Brooke commenced the solicitation of proxies from stockholders of the Issuer for the election of the Brooke Nominees to the Board of Directors of the Issuer at the Company's 1996 Annual Meeting of Stockholders (the "Annual Meeting"). Registrants intend to vote for the Brooke Nominees at such Annual Meeting.

             Registrants and the Brooke Entities consult with each other from time to time concerning the Issuer, their Shares and purchases of additional Shares and consider, among other things, actions that may enhance the likelihood that the Issuer may spinoff Nabisco. Except as set forth herein and in the Agreements, however, Registrants and the Brooke Entities have no obligations to, or agreements or understandings with, each other concerning the issuer or its Shares.

             The Brooke Entities have informed the Registrants that they have been engaged in discussions with various individuals and groups with a view to (a) providing additional support to their position that the spinoff of Nabisco is appropriate and prudent at the present time and (b) countering the Issuer's contention that under the current circumstances, including but not limited to, the Issuer's expectation that such a spinoff will foster additional litigation, the spinoff of Nabisco should be delayed into the indefinite future.

             Registrants and the Brooke Entities may be deemed to be a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Brooke Entities are filing a separate 13D with respect to their ownership of Issuer's Shares.

             Except as set forth herein, to the knowledge of each of the Registrants, none of the Registrants listed on Schedule A hereto has any present plans or intentions which would result in or relate to any of the transactions described in paragraphs (a) through (j) of this Item 4.

Item 5.      Interest in Securities of the Issuer

             (a) As of the close of business on March 11, 1996, Registrants may be deemed to beneficially own in the aggregate 10,765,800 Shares representing approximately 3.9% of the Issuer's outstanding Shares (based upon the 272,982,782 Shares stated to be outstanding as of February 29, 1996, by the Issuer in the Issuer's proxy statement filed with the Securities and Exchange Commission (the "SEC") on March 6, 1996).

             High River has sole voting power and sole dispositive power with regard to 10,092,300 shares. Riverdale has sole voting power and sole dispositive power with regard to 533,500 shares. Riverdale also has shared voting power and shared dispositive power with regard to 10,092,300 shares. Barberry has sole voting power and sole dispositive power with regard to 140,000 shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 10,765,800 shares.

             The Brooke Entities, which term comprises Brooke, BGLS, a wholly owned subsidiary of Brooke, Liggett Group Inc., a wholly owned subsidiary of BGLS ("Liggett"), New Valley, ALKI, a wholly owned subsidiary of New Valley and Bennett S. Lebow, the beneficial owner of 56.5% of the common stock of Brooke, have informed the Registrants that as of the close of business on March 8, 1996, the Brooke Entities beneficially own an aggregate of 5,162,150 Shares, which constitutes approximately 1.9% of the Shares outstanding.

             Transactions in the Common Stock by any of the Registrants effected during the past sixty (60) days are described in Schedule B, attached hereto and are incorporated herein by reference. All such transactions were effected in the open market on national securities exchanges.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

             The High River Agreement was entered into on October 17, 1995, and amended on November 5, 1995. High River agreed in the High River Agreement to grant a written consent to a spinoff resolution (the "Spinoff Resolution") and bylaw amendment (the "Bylaw Amendment") with respect to all Shares held by it, and to grant a proxy with respect to all such Shares in the event that Brooke or BGLS seeks to replace the incumbent Board of Directors of RJR Nabisco at the 1996 annual meeting of stockholders with a slate of directors committed to effect the spinoff. Brooke and BGLS agreed in the High River Agreement to include, in any solicitation statement relating to any solicitation of (i) stockholder demands to call a special meeting, (ii) written consents or (iii) proxies, in respect of a proposal to elect an opposing slate of directors, a pledge to the effect that the Brooke Entities (A) will not engage in certain mergers, material sales of stock or assets or other transactions
(including a sale of Liggett or Shares to RJR Nabisco), providing a material benefit to the Brooke Entities which is not available to other stockholders of RJR Nabisco (each, a "Business Combination"), other than a Business Combination consummated simultaneously with or subsequent to a spinoff of RJR Nabisco's remaining equity interest in Nabisco or another transaction providing substantially equivalent value to stockholders ("Permitted Business Combination") (I) prior to the 1996 annual meeting of RJR Nabisco stockholders, or earlier if the Brooke Group is unsuccessful in (a) a solicitation of stockholder demands to call a special meeting,
(b) a solicitation of consents or proxies to approve certain proposals or
(c) having its nominees elected to constitute a majority of RJR Nabisco's directors, or (II) during such time as nominees of the Brooke Group constitute a majority of the directors of RJR Nabisco; (B) prior to the consummation of a spinoff of Nabisco, will not exercise management control over Nabisco or Nabisco, Inc. ("Nabisco Inc.") or become involved in the ordinary course of its business and will use its best efforts to ensure that a majority of the present directors of Nabisco and Nabisco, Inc. remain as directors; (C) will halt any solicitation of stockholders demands, consents or proxies if the RJR Nabisco Board effects a spinoff of Nabisco or a substantially equivalent transaction. Similarly, High River agreed not to engage in or propose any Business Combination prior to the earliest of (x) the later of the 1997 annual meeting of stockholders of RJR Nabisco and the first anniversary of the termination of the High River Agreement (the "Reference Date"), (y) any termination of the High River Agreement that occurs at or after certain termination events relating to failures or an inability to effect the transactions contemplated by the High River Agreement ("Termination Events") or (z) any termination of the High River Agreement by Brooke or BGLS, or the New Valley Agreement (as defined below) by New Valley or ALKI, at a time when High River is not in material breach of its obligations.

             The High River Agreement will automatically terminate on October 17, 1996 or upon the earlier termination of the New Valley Agreement by High River. In addition, any party to the High River Agreement may terminate it at any time, although the terminating party will be required to pay a fee of $50 million to the nonterminating party if no Termination Event has occurred and the nonterminating party is not in material breach of its obligations. The High River Agreement also provides that any party may terminate the High River Agreement and be entitled to receive a fee of $50 million from the nonterminating party if the nonterminating party is in material breach of its obligations and no Termination Event has occurred. The High River Agreement further provides that BGLS will be required to pay a $50 million fee to High River upon the consummation of a Business Combination (including a Permitted Business Combination) between the Brooke Entities and RJR Nabisco if (x) such Business Combination is consummated prior to the Reference Date, (y) a legally binding agreement to enter into a Business Combination is entered into prior to the Reference Date and such Business Combination is consummated prior to the second anniversary of the date of such agreement or (z) nominees of Brooke are elected to constitute a majority of the directors of RJR Nabisco prior to the Reference Date and a Business Combination is consummated prior to the fifth anniversary of the date of such election. Finally, the High River Agreement provides that High River will be entitled to a payment equal to 20% of the net profit with respect to Common Stock held or sold by New Valley, ALKI or the Brooke Entities, after deduction of certain expenses, including the costs of this solicitation and certain proxy solicitations by the Brooke Entities and the costs of acquiring the Shares (all of which expenses will be borne by New Valley, ALKI or the Brooke Group). Notwithstanding any such termination, the obligations of the Brooke Entities and of High River not to engage in a Business Combination with RJR Nabisco or the other activities described above will continue for the periods described above.

             The foregoing summary of the High River Agreement is qualified in its entirety by reference to the text of such agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

             Also on October 17, 1995, New Valley and ALKI, a subsidiary of New Valley, entered into the New Valley Agreement with High River, (as amended by the letter agreement dated October 17, 1995 and further amended by the letter agreement dated November 5, 1995). Pursuant to the New Valley Agreement, New Valley sold 1,611,550 Shares to High River for an aggregate purchase price of $51,000,755, thereby approximately equalizing the number of Shares and total investment therein by the parties. In addition, the parties agreed that each of New Valley and ALKI, on the one hand, and High River and its affiliates, on the other hand, would invest up to approximately $150 million in Shares, and may invest up to approximately $250 million in Shares or more in order to maximize profits. The obligations of the parties to make any investments is subject to their ability to obtain and maintain margin loans (using the Shares purchased by them as collateral) to fund the purchases, and to certain provisions of the New Valley Agreement which do not require any party to purchase Shares to the extent the purchase price would exceed certain hurdles ($35.50 per share in respect of the first $150 million in investments by each party, and $31.00 per share in respect of the next $100 million in investments). New Valley and ALKI also agreed in the New Valley Agreement to grant a stockholder demand, written consent or proxy with respect to all Shares held by them in the event that Brooke or BGLS seeks to call a special meeting of stockholders, obtain the approval of any of the proposals or replace the incumbent Board of Directors of RJR Nabisco at the 1996 annual meeting of stockholders. The New Valley Agreement automatically terminates at the same time, and is subject to earlier termination by the parties under the same circumstances as the High River Agreement. The parties to the New Valley Agreement are required to pay fees in the same amounts and generally under the same circumstances as described above under the High River Agreement, although the fees payable to a party under the High River Agreement generally will be offset by fees paid to such party under the New Valley Agreement, and fees payable to a party under the New Valley Agreement generally will be offset by fees paid to such party under the High River Agreement.

             The foregoing summary of the New Valley Agreement is qualified in its entirety by reference to the text of the agreement, which is attached hereto as Exhibit 4 and is incorporated herein by reference.

             Tortoise Corp. ("Tortoise") and Internationale Nederlanden Bank N.V. ("ING") entered into an Amended and Restated Credit Agreement ("Credit Agreement") dated as of May 20, 1993 under which ING, as lender, agreed according to the terms of the Credit Agreement, to make loans to Tortoise and Tortoise agreed to perfect the security interests pledged pursuant to the Security Agreement between Tortoise and ING, and, to act in accordance with the terms of the Credit Agreement. A copy of the Credit Agreement, (giving effect to Amendment Numbers 1-11) dated as of January 12, 1994, is attached hereto as Exhibit 5, and incorporated herein by reference.

             On December 28, 1995, Tortoise and ING entered into an agreement (the "Letter Agreement") with High River, whereby High River became a party to the Original Letter Agreement between Tortoise and Internationale Nederlanden U.S. Capital Corporation dated December 21, 1995. On December 21, 1995 High River lent (the "Loan") 2,951,000 Shares to Tortoise whereby Tortoise had the right to transfer the Shares to its own name or to the name of ING, as its designee. In consideration of the Loan, Tortoise delivered a fee in the amount of $45,000 and further agreed that if the Loan was still outstanding on December 21, 1996, to deliver to High River, on such date, as consideration for the continued extension of the Loan, a fee in the amount of $45,000. In addition, under this agreement, Tortoise has the right to pledge the securities to ING, pursuant to the Credit Agreement to secure the payment of all loans and other amounts then due or due in the future by Tortoise to ING arising in connection with, or pursuant to, the Credit Agreement. A copy of the Letter Agreement is attached hereto as Exhibit 6 and incorporated herein by reference.

             Except as described herein, neither any of the Registrants nor any person referred to in Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, included but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.



Item 7.      Material to be Filed as Exhibits

1.     Joint Filing Agreement

2. Forms of Margin Agreements between the Registrants and Smith Barney, Shearson Lehman, Reynders Grey, Wagner Stott, NFSC and Spear Leeds.

3. Agreement, dated October 17, 1995, between Brooke Group Ltd., BGLS Inc. and High River Limited Partnership, as amended by the letter agreement dated November 5, 1995.

4. Agreement, dated October 17, 1995, between New Valley Corporation, ALKI Corp. and High River Limited Partnership, as amended by the letter agreement dated October 17, 1995 and as further amended by the letter agreement dated November 5, 1995.

5. Agreement, dated as of May 20, 1993, between Tortoise Corp. and Internationale Nederlanden Bank N.V., regarding Amendment and Restatement of Original Credit Agreement to Tortoise Corp.

6. Agreement, dated December 28, 1995, between Tortoise Corp., Internationale Nederlanden (U.S.) Capital Corporation and High River Limited Partnership regarding Loan to Tortoise Corp. by High River Limited Partnership.

                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 1996


RIVERDALE INVESTORS CORP., INC.

By:    /s/Robert J. Mitchell
       Robert J. Mitchell

Its:   Vice President and Treasurer



HIGH RIVER LIMITED PARTNERSHIP

By:    RIVERDALE INVESTORS CORP. INC.

Its:   General Partner

By:    /s/Robert J. Mitchell
       Robert J. Mitchell

Its:   Vice President and Treasurer



       /s/ Carl C. Icahn
       Carl C. Icahn












(Signature Page of Schedule 13D with respect to RJR Nabisco Holdings
Corp.)
                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS


       Name, Business Address and Principal Occupation of
       Each Executive Officer and Director of Riverdale and Barberry



       The following sets forth the name and principal occupation of each executive officer and director of Riverdale and Barberry. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 114 West 47th Street, 19th floor, New York, New York, 10036. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

RIVERDALE INVESTORS CORP., INC.

           Name                              Position

           Carl C. Icahn                     Director
           Edward E. Mattner                 President
           Robert J. Mitchell                Vice President and Treasurer
           Gail Golden                       Vice President and Secretary
           Richard T. Buonato                Assistant Secretary


BARBERRY CORP.

           Name                              Position

           Carl C. Icahn                     Director, Chairman of the Board
                                             and President
           Richard T. Buonato1               Director
           Edward E. Mattner                 Vice President
           Gail Golden                       Vice President and Secretary
           Robert J. Mitchell                Treasurer

                                   SCHEDULE B

                     Schedule of Transactions in the Shares


                                  No. of Shares         No. of
Price Per
Name                 Date          Purchased          Shares Sold
Per Share

High River          2/21/96           90,000                     33.250
Limited                               60,000                     33.750
Partnership
                    2/22/96           21,000                     34
                                      79,000                     34.125
                                      37,500                     34.125
                                     120,000                     34.500

                    2/26/96           10,000                     34.250
                                      12,500                     34.375
                                      30,000                     34.125

                    2/28/96           55,000                     33.500
                                      45,000                     33.750
                                       5,500                     33.625

                    2/29/96            8,800                     33.500
                                     260,600                     33.625
                                      50,000                     33.750

                    3/1/96            20,000                     33.000
                                      20,000                     33.125
                                      20,000                     33.250
                                      25,000                     33.375

                    3/4/96            20,000                     34
                                     122,000                     34.0786
                                      77,400                     34.625

                    3/5/96            78,000                     34
                                     297,000                     34.875
                                     125,000                     35

                    3/8/96            96,500                     33.875
                                     100,000                     34
                                     132,800                     34.125
                                     100,000                     34.250
                                     141,000                     34.375
                                      25,000                     34.5

                    3/11/96          100,000                     34
                                      50,000                     34.250
                                      75,000                     34.375
                                     190,200                     34.5
                                      53,000                     34.625